Exhibit 99.14

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 20 June 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 330.1575 pence per ordinary share.